FEE WAIVER AGREEMENT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

February 11, 2021

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Re: PIMCO Sector Fund Series – AH, PIMCO Sector Fund Series – AI, PIMCO Sector Fund Series – AM, PIMCO Sector Fund Series – BC, PIMCO Sector Fund Series – BL, PIMCO Sector Fund Series – EE, PIMCO Sector Fund Series – H, and PIMCO Sector Fund Series – I (each, a “Fund” and collectively, the “Funds”)

Dear Sirs:

This will confirm the agreement between PIMCO Funds (the “Trust”), on behalf of each Fund, and Pacific Investment Management Company LLC (“PIMCO”), as follows:

1.        The Trust is an open-end investment company, consisting of multiple series, each of which may offer multiple Classes of shares. This Agreement shall pertain to each Fund, each a series of the Trust.

2.        Pursuant to an Amended and Restated Investment Advisory Contract dated February 23, 2009 (the “Investment Advisory Contract”) between the Trust and PIMCO, which amends and restates the Investment Advisory Contract dated May 5, 2000, as restated August 19, 2003, between the same parties, the Trust has retained PIMCO to provide the Trust with investment advisory services. Pursuant to the Investment Advisory Contract, each Fund pays to PIMCO an advisory fee at an annual rate of 0.02% of the Fund’s average daily net assets (the “Advisory Fee”).

3.        Pursuant to the Second Amended and Restated Supervision and Administration Agreement dated April 1, 2012, as supplemented and amended from time to time, between the Trust and PIMCO (the “Supervision and Administration Agreement”), the Trust has retained PIMCO to provide or procure supervisory, administrative and other services to the Funds. Pursuant to the Supervision and Administration Agreement, each Fund pays to PIMCO a monthly supervisory and administrative fee at annual rates as set forth in Schedules to the Supervision and Administration Agreement (the “Supervisory and Administrative Fee”). Pursuant to a Second Amended and Restated Expense Limitation Agreement between PIMCO and the Trust dated June 1, 2018, as supplemented from time to time (“Expense Limitation Agreement”), between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Supervisory and Administrative Fee of a Fund or reimburse a Fund if the payment or accrual of organizational expenses attributable to the Fund, payment of that Fund’s pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and/or payment of its pro rata share of the Trust’s Trustees’ fees in any year exceeds 0.049 basis points.

4.        PIMCO agrees that, for each Fund, it shall waive the Advisory Fee by 0.02% of the average daily net assets attributable to the applicable Fund.

5.        If necessary, on or before the last day of the first month of a Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement.

6.        This Agreement shall have an initial term through July 31, 2022, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least thirty days prior to the end of the then current term. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety days’ prior written notice to PIMCO at its principal place of business.

7.        Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

8.        Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract or the 1940 Act.

9.        If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

10.        A copy of the Trust’s Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that the Agreement has been executed on behalf of the Trust by an officer of the Trust in his or her capacity as an officer and not individually. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Funds.

11.        This Agreement constitutes the entire agreement between the Trust on behalf of the Funds and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours, PIMCO FUNDS
By:
Name: Bijal Parikh
Title: Treasurer

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name: Peter Strelow Title: Managing Director